Form 40-F
period 2023-03-31
Reunion Neuroscience Inc.
filed 2023-06-29
CIK 1865482

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐      Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒      Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2023

Commission File Number: 001-40635

REUNION NEUROSCIENCE INC.

(Exact name of registrant as specified in its charter)

Canada	2834	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

c/o Bennett Jones LLP

100 King Street West, Suite 3400

1 First Canadian Place

Toronto, ON M5X 1A4

1-888-880-7386

(Address and telephone number of registrant’s principal executive offices)

c/o Bennett Jones LLP

135 East 57th Street, Suite 14

New York, NY

10022

1-646.992.4322

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of Each Exchange on Which Registered
Common Shares, no par value	REUN	Nasdaq Global Market

Securities to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒Annual Information Form	☒Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 11,717,616.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

FORWARD-LOOKING STATEMENTS

The information provided in this Registration Statement on Form 40-F, including the exhibits hereto and information incorporated by reference herein (collectively, the “Form 40-F”), includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, made by Reunion that address activities, events or developments that Reunion Neuroscience Inc. (“Reunion” or the “Company”) expects or anticipates will or may occur in the future are forward-looking statements, including statements preceded by, followed by or that include words such as “plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on management’s current expectations and assumptions concerning Reunion’s future events, financial conditions, results of operations, plans, objectives, performance, business developments, objectives or milestones. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking statements in this document include statements related to the business and future activities of Reunion, and developments related to, Reunion after the date of this document, including but not limited to and about: the arrangement agreement by and between Reunion and MPM BioImpact, including the transactions contemplated thereby (the “Arrangement”), the receipt of all shareholder and other approvals required for the Arrangement, obtaining the court orders for the Arrangement, satisfaction or waiver of closing conditions, and the timing of the shareholder meeting to consider the Arrangement (the “Meeting”) and the closing of the Arrangement. Although the management of Reunion believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including: the parties ability to consummate the Arrangement, including Reunion’s ability to obtain the requisite approvals and the satisfaction or waiver of other conditions to the completion of the Arrangement, changes or other events that may delay the timing of the Meeting or completion of the Arrangement, Reunion’s ability to continue to comply with the Nasdaq and TSX continued listing standards, the funds available to Reunion and the use of such funds (including its ability to satisfy the minimum net cash condition pursuant to the agreement governing the Arrangement), the timing, completion and potential outcome of testing and research on Reunion’s drug trial candidates, RE104 and the RE200 Series, including the ability to recruit patients, to retain and identify clinical partners, and to optimize dosage amounts, the likelihood and ability of Reunion to complete an investigational new drug application and obtain regulatory approvals, as required, prior to initiating further clinical trials for RE104 and molecules within the RE200 Series, the ability of Reunion to meet eligibility requirements for clinical testing and through to more complex clinical trials, the ability of Reunion to protect and expand its intellectual property portfolio, the ability of Reunion to produce and supply its drug trial candidates, market conditions, economic factors, management’s ability to manage and to operate the business, changes in laws or regulatory developments or changes that impact the Company’s business or prospects, the equity markets generally and this and other Risk Factors disclosed in Reunion’s public filings available on the SEDAR website at www.sedar.com and on the EDGAR section of the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov

There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding Reunion’s expected financial and operating performance and Reunion’s plans and objectives and may not be appropriate for other purposes.

The forward-looking information and statements contained in this document represent Reunion’s views as of the date of this document and forward-looking information and statements contained in the documents incorporated by reference herein represent Reunion’s views as of the date of such documents, unless otherwise indicated in such documents. Reunion anticipates that subsequent events and developments may cause its views to change. However, while Reunion may elect to update such forward-looking information and statements at a future time, it has no current intention of doing so except to the extent required by applicable law.

A more detailed discussion of risks and other factors, are included under the heading “Risk Factors” in Reunion’s Annual Information Form, or are otherwise disclosed in the public filings made with applicable securities regulatory authorities and available under Reunion’s SEDAR and EDGAR profiles.

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

INCORPORATED DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form is filed as Exhibit 99.1 to this Annual Report.

Audited Annual Financial Statements

The Registrant’s financial statements for the years ended March 31, 2023 and 2022 and the auditor’s report thereon are filed as Exhibit 99.2 to this Annual Report.

Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis for the year ended March 31, 2023 (“MD&A”) is filed as Exhibit 99.3 to this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. As of March 31, 2023, our Chief Executive Officer and Chief Financial Officer carried out an evaluation with the participation of management of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of March 31, 2023.

MANAGEMENT’S ANNUAL REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, that accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS, and that receipts and expenditures of the company are only being made in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well designed or operated, can provide only reasonable assurance, not absolute assurance of achieving the desired control objectives. These inherent limitations include, among other items: (i) that management’s assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors; and (iii) that controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people, or by management override. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework consistent with that issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (COSO) to evaluate the effectiveness of our controls. Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were effective as of March 31, 2023.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

As an "emerging growth company" under the Jumpstart our Business Startups Act, the Company is exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which requires that a public company's registered public accounting firm provide an attestation report relating to management' assessment of internal control over financial reporting.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal quarter ended September 30, 2022, there was a material change to the Company’s internal controls over financial reporting, as the Company spun out its Clinics business and related systems into a separate public entity. The Company continues to evaluate its revised control environment, including the transfer of processes related to revenue, leases, property, equipment and other aspects of the Clinics business included in the spinout. The Company has reviewed its internal controls including an assessment of the necessary and appropriate processes and controls with a view to ensuring that the design and operation of the Company’s remaining applicable controls remains effective over financial reporting.

Except as described above, there have been no further changes in the Company’s internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2023.

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

CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended March 31, 2023. The Code is posted on the Company’s website at www.reunionneuro.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP, Toronto, Ontario Canada, Auditor Firm ID:01263, was appointed the auditor of Reunion on September 24, 2021, and acted as the Company’s independent registered public accounting firm for the fiscal years ended March 31, 2023 and 2022.

See page 49 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Ernst and Young LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See page 48 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

During the year ended March 31, 2023, the Company was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources of the Company.

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

CORPORATE GOVERNANCE PRACTICES

The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and Nasdaq, but as a listed foreign private issuer, Nasdaq does not require the Registrant to comply with all of its listing standards regarding corporate governance. A description of the significant ways in which the Registrant’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards can be found on the Company’s website at www.reunionneuro.com. Information contained in or otherwise accessible through the Company’s website does not form part of this Form 40-F and is not incorporated into this Form 40-F by reference.

MINE SAFETY

Not applicable.

INCORPORATION BY REFERENCE

The Company’s annual report on Form 40-F for the Year Ended March 31, 2023 is incorporated by reference into the Registration Statements on (i) Form S-8 (Commission File No. 333-260071), (ii) the Form S-8 (File No. 333-268481) and (iii) Form F-10 (Commission File No. 333-261515).

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

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form of Reunion Neuroscience Inc.. for the fiscal year ended March 31, 2023
99.2	Audited Consolidated Financial Statements of Reunion Neuroscience Inc.. for the fiscal year ended March 31, 2023
99.3	Management’s Discussion and Analysis for the fiscal year ended March 31, 2023
99.4	Consent of Ernst & Young LLP
99.5	Certificate of the Chief Executive Officer
99.6	Certificate of the Chief Financial Officer
99.7	News Release, dated June 29, 2023
101	Inline interactive data file
104	Cover page interactive data file (formatted as Inline XBRL and contained Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 29, 2023

REUNION NEUROSCIENCE INC.
By:	/s/ Edward Smith
	Name:	Edward Smith
	Title:	Chief Financial Officer